TORNADO GOLD INTERNATIONAL CORPORATION.

8600 Technology Way, Suite 118

Reno, NV 89521

July 24, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	H. Roger Schwall, Assistant Director
and Sean Donahue, Division of Corporate Finance

Dear Sirs:

Re:	Tornado Gold International Corporation
Amendment 2 to Registration Statement on Form S-1/A
Filed July 18, 2008
File No. 333-139753

                              In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m. (EST) Monday, July 28, 2008 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

                              We acknowledge that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does, not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

TORNADO GOLD INTERNATIONAL CORPORATION

Per:     /s/ George Drazenovic

George Drazenovic